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                                SUPPLEMENT NO. 1
                              DATED APRIL 1, 1997
                              TO THE PROSPECTUS OF
                   CAPTEC FRANCHISE CAPITAL PARTNERS L.P. IV
                            DATED DECEMBER 23, 1996

     This Supplement No. 1 is provided for the purpose of supplementing the prospectus of Captec Franchise Capital Partners L.P. IV, a Delaware limited partnership (the "Partnership"), dated December 23, 1996 (the "Prospectus"). This Supplement No. 1 expands upon, supplement, modifies and supersedes certain information contained in the Prospectus. This Supplement No. 1 must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings accorded such terms in the Prospectus.

     As of March 31, 1997, the Partnership has raised $2,590,172 through the sale of 2,590.172 Units. The following material sets forth certain information regarding (i) the Partnership's purchase of a Property, (ii) revisions to the Partnership Agreement in response to comments made by certain securities administrators in states in which the Partnership intends to sell Units, and
(iii) events that happened after the date of the Prospectus.

                             PROPERTY ACQUISITIONS

Boston Market Restaurant (Rochester, Minnesota)

     On March 10, 1997 the Partnership acquired the land and 3,035 square foot building comprising a Boston Market restaurant located at 1201 S. Broadway, Rochester, Minnesota (the "Minnesota Property"). The Minnesota Property was constructed for its present use in November of 1995 and was fully operational at the time of the purchase. The Minnesota Property was purchased from, and leased back to Finest Foodservice L.L.C., a Delaware limited liability company ("Finest Foodservice"). Finest Foodservice operates casual dining restaurants under the primary trade name of Boston Market. The Partnership purchased the Minnesota Property for a purchase price of $964,000 which was negotiated by an affiliate of the Managing General Partner who considered factors such as the potential value of the site, the financial condition and business and operating history of Finest Foodservice, and demographic data for the area in which the Minnesota Property is located. The purchase price for the Minnesota Property is supported by an independent MAI appraisal. The Partnership purchased the Minnesota Property with cash from Offering proceeds. It is anticipated that the Minnesota Property will be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     Finest Foodservice and the Partnership have entered into a lease (the "Finest Foodservice Lease"), which is an absolute net lease, whereby Finest Foodservice is responsible for all expenses related to the Minnesota Property, including real estate taxes, insurance, maintenance and repair costs. The Finest Foodservice Lease term expires on April 1, 2012 with five renewal options of five years each. Annual rental (the "Annual Rental") is payable according to the following schedule:


 PERIOD                            ANNUAL RENTAL
 Lease Years 1-5                     $101,220
 Lease Years 6-10                    $111,342
 Lease Years 11-15                   $122,525
 Lease Years 16-20                   $134,777
 Lease Years 21-25                   $148,255
 Lease Years 26-30                   $163,081
 Lease Years 31-40                   Fair market value determined for each
                                     subsequent five-year period at the
                                     beginning of the 31st and 36th Lease Years

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Beginning in the sixth lease year, and in addition to the Annual Rental provided above, Finest Foodservice will pay percentage rent on an annual basis equal to the difference between five percent of "gross sales" (as defined in the Finest Foodservice Lease) during such lease year less the Annual Rental payable for such lease year.

     Boston Chicken, Inc., a Delaware corporation (the "Option Holder"), has an option to purchase and first right of refusal to purchase the Minnesota Property. The Option Holder has the right to purchase the Minnesota Property on the same terms and conditions as set forth in the offer or the Option Holder may elect an alternate purchase price as follows: (a) during the first and second lease years, an alternate purchase price equal to the total Annual Rental payable for the lease year subsequent to the lease year in which the option is exercised divided by 9.462%; (b) during the third lease year, an alternate purchase price equal to the total Annual Rental for the third ease year divided by 9.978%; (c) during the fourth lease year, an alternative purchase price equal to the Annual Rental for the fourth lease year divided by 9.785%; and (d) during the fifth lease year, an alternative purchase price equal to the Annual Rental for the fifth lease divided by 9.580%.

     The Option Holder has the option to purchase the Minnesota Property at the following times and option prices:


   PERIOD                                  OPTION PRICE
   Lease Years 6-8                          Annual Rent payable for the Lease Year
                                            subsequent to the Lease Year in which
                                            the option is exercised divided by ten
                                            percent (10%)
   Last ninety (90) days of the 15th        Annual Rent payable for the 16th Lease Year
   Lease Year                               divided by ten percent (10%)
   Last ninety (90) days of the 30th        The lesser of (i) fair market value or (ii) one
   Lease Year                               hundred ten percent (110%) of the Annual Rent
                                            payable for the 31st Lease Year divided by ten
                                            percent (10%)
   Last ninety (90) days of the 40th        The lesser of (i) fair market value or (ii) one
   Lease Year                               hundred ten percent (110%) of the Annual Rent
                                            payable for the 40th Lease Year divided by ten
                                            percent (10%)

     An Affiliate of the Managing General Partner analyzed demographic, geographic and market diversification data for the area in which the Minnesota Property is located and reviewed the appraisal of the Minnesota Property and the analysis regarding comparable properties contained therein. Based upon the foregoing, the General Partners believe that the amount of insurance carried by Finest Foodservice is adequate.

     The current annual rent per square foot for the Minnesota Property is $33.35 per square foot. The depreciable basis of the Minnesota Property for federal tax purposes if $614,000 and it will be depreciated using the straight line method over 39 years, a rate of $15,744 per year.

     An affiliate of the Managing General Partner has received an Acquisition Fee from the Partnership in an amount equal to $38,560 and expects to receive an additional fee of $9,640 from the Partnership after leveraging the Property, as provided for in the Prospectus. As provided in the Partnership Agreement, these fees are being paid for services rendered in connection with the selection, evaluation and acquisition of the Minnesota Property. In addition, Finest Foodservice has paid to the same affiliate a closing fee equal to $4,820 as provided for in the Partnership Agreement. Finest Foodservice also paid all of the expenses incident to the closing of the transaction contemplated by this commitment including, without limitation, title insurance premiums, recording fees and expenses and transfer taxes.

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     The Finest Foodservice Lease contains a substitution option that provides in the event that Finest Foodservice determines the Minnesota Property is inadequate or unprofitable or is rendered unsuitable by condemnation or casualty, Finest Foodservice, subject to the Partnership's approval, may substitute another property of equal or greater current value having a Boston Market restaurant located thereon. All obligations under the Finest Foodservice Lease, including Annual Rental, percentage rent and taxes attributable to rent and the Minnesota property, are unconditionally guaranteed by Boston Chicken, Inc., a Delaware corporation.

     The Finest Foodservice Lease contains material default provisions that include, but are not limited to: (i) the vacating or abandonment of the Minnesota Property by Finest Foodservice; (ii) the failure by Finest Foodservice to make any payment due under the Finest Foodservice Lease; (iii) the failure by Finest Foodservice to observe or perform any of the covenants, conditions, or provisions of the Finest Foodservice Lease; and (iv) Finest Foodservice making any general arrangement or general assignment for the benefit of creditors. In the event of a material default by Finest Foodservice, the Finest Foodservice Lease contains remedy provisions which are summarized as follows: (i) the Partnership may terminate the Finest Foodservice Lease and take possession of the Minnesota Property, in which case the Partnership would be entitled to damages incurred by reason of the material default; (ii) the Partnership may permit Finest Foodservice to remain in possession of the Minnesota Property, in which case the Finest Foodservice Lease would continue to be in effect; or (iii) the Partnership may pursue any other legal remedy available.

Applebee's Neighborhood Grill & Bar Equipment Package (Midvale, Utah)

     On March 31, 1997, the Partnership acquired, effective as of February 20, 1997, restaurant equipment (the "Applebee's Equipment") to be used in the operation of an Applebee's Neighborhood Grill & Bar, located at 7045 South 1300 East, Midvale, Utah for $402,000.00. The Applebee's Equipment was acquired from Captec Financial Group, Inc. ("Captec"), an affiliate of the General Partners, which purchased the Applebee's Equipment from various vendors for a total cost of $402,000 and leased it to J.M.C. Limited Partnership, a Utah limited partnership, DBA Applebees ( "JMC"), by entering into a lease dated March 1, 1997 (the "JMC Lease") with JMC on the Partnership's standard form of equipment lease. JMC owns and operates the Applebee's Neighborhood Grill & Bar restaurant under a franchise agreement. The purchase was made in cash from Offering proceeds. It is anticipated that the Applebee's Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     On March 31, 1997, Captec assigned the JMC Lease to the Partnership, effective as of February 20, 1997. Under the terms of the JMC Lease, JMC is responsible for all expenses related to the Applebee's Equipment including taxes, insurance, maintenance and repair costs. The lease term is 84 months and the minimum annual rent is $82,056 payable in monthly installments of $6,838 on the 1st day of each month. The annual rent remains fixed for the entire JMC Lease term. The JMC Lease is guaranteed by the following: John B. Prince, an individual; and William Tell, Inc., a Utah corporation.

     At the end of the JMC Lease term, upon at least 90 days prior irrevocable notice to the Partnership, JMC may purchase all of the Equipment for the lesser of fair market value or Forty Thousand Two Hundred Dollars ($40,200). The General Partners believe that the amount of insurance carried by JMC is adequate.

     JMC paid the first and last month's rent of $13,676 and interim rent in the amount of $2,051 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $16,080, and expects to receive an additional fee of $4,020 from the Partnership after leveraging the Applebee's Equipment, as provided for in the Partnership Agreement. In addition, JMC paid a commitment fee equal to $4,020 to the same affiliate as provided for in the Partnership Agreement.

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Black-Eyed Pea Equipment Lease (Plano, Texas)

     On April 3, 1997, the Partnership acquired restaurant equipment (the "Black-Eyed Pea Equipment") to be used in the operation of a Black-Eyed Pea restaurant located at 1905 Preston Road, Plano, Texas for $350,000. The Black-Eyed Pea Equipment was acquired from DenAmerica Corp., which purchased the Black-Eyed Pea Equipment from various vendors for a total cost of $350,000. The Partnership leased the Black-Eyed Pea Equipment to DenAmerica Corporation, a Georgia corporation d/b/a Black-Eyed Pea ("DenAmerica"), by entering into a lease dated as of April 15, 1997 (the "DenAmerica Lease") with DenAmerica on the Partnership's standard form of equipment lease. DenAmerica operates and franchises restaurants under the primary trade names of Denny's and Black-Eyed Pea. The purchase was made in cash from Offering proceeds. It is anticipated that the Black-Eyed Pea Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     Under the terms of the DenAmerica Lease, DenAmerica is responsible for all expenses related to the Black-Eyed Pea Equipment including taxes, insurance, maintenance and repair costs. The lease term is 84 months and the minimum annual rent is $70,392 payable in monthly installments of $5,866 on the 15th day of each month. The annual rent remains fixed for the entire DenAmerica Lease term.

     At the end of the DenAmerica Lease term, upon at least 90 days prior irrevocable notice to the Partnership, DenAmerica may purchase all of the Black-Eyed Equipment for its fair market value at the date of the exercise of the option. The General Partners believe that the amount of insurance carried by DenAmerica is adequate.

     The Partnership consented to a sublease between DenAmerica and Texas BEP., LP., a Texas limited partnership, on the same terms and conditions as the DenAmerica Lease. DenAmerica remains the obligor under the DenAmerica Lease.

     DenAmerica paid the first and last month's rent of $11,732 and interim rent in the amount of $2,346 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $14,000 and expects to receive an additional fee of $3,500 from the Partnership after leveraging the Black-Eyed Pea Equipment, as provided for in the Partnership Agreement. In addition, DenAmerica paid a commitment fee equal to $3,500 to the same affiliate as provided for in the Partnership Agreement.


                                  RISK FACTORS

     The following paragraph is added to the end of the section of the Prospectus entitled "Risk Factors - Litigation against General Partner and Possible Adverse Effect on Net Worth":

           On January 31, 1997, the Court's decision was reversed on appeal by the Michigan Court of Appeals and the case will either be dismissed or subject to further proceedings if the plaintiffs appeal the Court of Appeals decision.

                                PRIOR OFFERINGS

     The following text has been added to the first paragraph of this Section of the Prospectus:

      On January 29, 1997, effective as of January 1, 1997, Captec L.P. II sold all of its equipment packages and real estate properties to an Affiliate of the Managing General Partner for $2,760,000 in a transaction that was consented to by a majority in interest of the limited partners. Simultaneously with such sale, Captec L.P. II paid all of its expenses and distributed its remaining $2,000,569 to its limited partners.


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                     AMENDMENT TO THE AGREEMENT OF LIMITED
                        PARTNERSHIP OF CAPTEC FRANCHISE
                              CAPITAL PARTNERS IV

     Sections 12, 14, and 15 of the Partnership's Agreement of Limited Partnership included as Exhibit B to the Prospectus (the "Partnership Agreement"), have been corrected and amended, consistent with the disclosures in the Prospectus as set forth below:

12.  TRANSFERABILITY OF UNITS

Section 12.1.4 of the Partnership Agreement has been amended so as to read in its entirety as follows:


         12.1.4 if the Managing General Partner determines in its sole discretion that such assignment would prevent the Partnership from being able to satisfy either the 2% or 5% "safe harbors" contained in Service Advance Notice 88-75 or in corresponding regulations or the Partnership has received an opinion of counsel or a favorable service ruling that such transfer would result in the Partnership being classified as a "publicly-traded partnership" for federal income tax purposes.

14. RIGHTS, AUTHORITY, POWERS, RESPONSIBILITIES AND DUTIES OF THE MANAGING GENERAL PARTNER

     The first sentence of Section 14.4.5 has been amended so as to permit the Partnership to only enter into co-tenancy arrangements, joint ventures or general partnerships with non-affiliates that own one or more Assets, and
Section 14.4.5 now reads in its entirety as follows:

      cause the Partnership to invest in any Asset with unaffiliated parties that own one or more Assets through co-tenancy arrangements, joint ventures or general partnerships except on substantially the same terms and conditions (although not necessarily the same percentage interest) as such unaffiliated parties; provided, however, that no such investment shall be entered into by the Partnership (i) if it involves the payment of duplicative property management or other fees which would have the effect of circumventing any of the restrictions on and prohibited transactions involving conflicts of interest contained in this Partnership Agreement, and (ii) unless the Partnership acquires a controlling interest in such joint venture or partnership.

15. RIGHTS AND POWERS OF THE LIMITED PARTNERS

     The last sentence of Section 15.3 has been deleted so as to remove the General Partners' right to vote the Units of those Limited Partners that do not submit a vote within a certain time period, and Section 15.3 reads in its entirety as follows:

      15.3 Consent Without a Meeting. The Managing General Partner may and, upon receipt of a request in writing signed by ten percent (10%) or more in interest of the Limited Partners, the Managing General Partner shall, submit any matter upon which the Limited Partners are entitled to act, to the Limited Partners for a vote by written consent without a meeting.




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